October 18, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Granahan McCourt Acquisition Corporation
Registration Statement on Form S-1
File No. 333-136048

Ladies and Gentlemen:

        Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), the undersigned hereby joins in the request of Granahan McCourt Acquisition Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. on October 18, 2006, or as soon thereafter as practicable.

        Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that between October 16, 2006 and the date hereof, 3,604 copies of the Preliminary Prospectus dated October 16, 2006 have been distributed as follows: 1,850 to prospective underwriters and dealers, 650 to institutional investors, 1,100 to retail investors and 4 to others.

        The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Deutsche Bank Securities Inc.

By:	/s/ BRAD MILLER Name: Brad Miller Title: Managing Director

VIA EDGAR AND FACSIMILE

October 18, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE—Mail Stop 4561
Washington, D.C. 20549
Attn: Michael McTiernan

Re:
Granahan McCourt Acquisition Corporation
 Registration Statement on Form S-1 (File No. 333-136048)

Dear Mr. McTiernan:

        On behalf of Granahan McCourt Acquisition Corporation, a Delaware corporation (the "Company"), we hereby request that the effectiveness of the Company's above-referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m., Eastern time, on Wednesday, October 18, 2006 or as soon as practicable thereafter.

        We enclose with this request a letter from the underwriters of the offering joining in the Company's request for acceleration of the Registration Statement.

        We hereby acknowledge on behalf of the Company that:

  •
  should the Securities and Exchange Commission (the "Commission") or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

        Should you have any questions regarding this request, please do not hesitate to contact Glen Openshaw (617-951-8553) of Bingham McCutchen LLP.

Sincerely,
GRANAHAN MCCOURT ACQUISITION CORPORATION
/s/ DAVID C. MCCOURT
David C. McCourt President, Chief Executive Officer and Chairman